Exhibit 99.2

Webus International Limited Announces Up To US$300 Million Strategic Financing Plan for XRP Blockchain

Integration and Renews Nationwide Partnership with Toncheng Travel

HANGZHOU, China, May 29, 2025 (GLOBE NEWSWIRE) — Webus International Limited (“Webus,” the “Company,” “we,” “our,” or “us”) (NASDAQ: WETO), a recognized provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services for travelers worldwide, today announced two complementary strategic developments that significantly advance its vision of a seamless, borderless travel ecosystem.

The Company is exploring a financing strategy of up to US$300 million (the “Financing”) through a diversified mix of non-equity funding vehicles to establish an XRP reserve for supporting global payment solutions. This approach includes the potential use of available cash reserves, bank lending, shareholder guarantees, and third-party institutional-backed credit facilities from traditional banks. By leveraging these non-dilutive financing methods, the Company seeks to maintain capital flexibility, support long-term growth, and preserve shareholder value while advancing its strategic objective in the digital asset and cross-border paryment space. In addition, the Company renewed its nationwide mobility partnership (the “Partnership”) with Tongcheng Travel Holdings Ltd. (HKSE: 0780.HK), one of China's largest online travel platforms.

“These strategic developments have the potential to create a powerful synergy between our domestic and international operations," said Nan Zheng, Chief Executive Officer of Webus. "Our partnership with Tongcheng strengthens our China network infrastructure, while the integration of an XRP blockchain integration has the potential to revolutionize how we handle cross-border payments for both partners and travelers worldwide.”

The Financing, which is currently under discussion, would provide support for three key Webus initiatives:

•	Establishment of a strategic XRP reserve enabling instant, low-cost cross-border settlements

•	Development of a comprehensive blockchain infrastructure including wallets, Web3 loyalty tokens, and on-chain booking records

•	Acceleration of global expansion initiatives

The renewed multi-year strategic cooperation with Tongcheng extends their successful “Wetour × Tongcheng” branded inter-city charter lines throughout China. The partnership leverages Tongcheng's vast mobility data and 240 million annual paying users with Webus's premium vehicle network to deliver seamless first- and last-mile services domestically.

“Our technology roadmap now delivers end-to-end innovation,” Zheng added. “Domestically, our Tongcheng Partnership provides unmatched reach across China's mobility landscape. Internationally, our potential XRP implementation can eliminate traditional payment friction, allowing instant settlement with chauffeurs and service providers worldwide while providing immediate refunds when needed. Together, these initiatives can create a truly borderless travel experience for our customers.”

The Financing Plan remains non-binding until definitive documentation is completed and specified conditions are satisfied.

About Webus International Limited

Webus International Limited is a recognized provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services for travelers worldwide. Through our innovative "Mobility-as-a-Service" (MaaS) model, we deliver exceptional personalized transportation experiences with our extensive fleet of luxury vehicles and professional chauffeurs.

Our flagship brand “Wetour” specializes in high-end customized travel services, offering airport transfers, intercity transportation, private guided tours, and luxury chartered services for both leisure and business travelers. Leveraging proprietary technology, our platform integrates real-time AI support with 24/7 multilingual itinerary management, ensuring seamless mobility solutions across all international destinations we serve. For more information, please visit our website at www.webus.vip or www.wetourglobal.com.

About Tongcheng Travel

Tongcheng Travel stands as a leading travel platform in China with a large and diverse user base. It was listed on the Hong Kong Stock Exchange in November 2018 under the stock code 0780.HK.

Tongcheng Travel is a one-stop shop for users' travel needs. Guided by the mission to "make travel easier and more joyful," Tongcheng Travel provides a wide array of innovative products and services covering every aspect of travel. Tongcheng Travel’s offerings encompass transportation ticketing, accommodation bookings, tourist attraction tickets, packaged tours, and a variety of value-added ancillary services. Tongcheng Travel is dedicated to evolving its product and service to continuously meet the changing demands of its users throughout their journeys.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company's statements regarding the trading of its ordinary shares on the Nasdaq Capital Market. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com